CONFORMED COPY
                                                                  --------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2002


                      ALUMINUM CORPORATION OF CHINA LIMITED
                 (Translation of Registrant's Name Into English)


                 No.12B Fuxing Road, Haidian District, Beijing,
                       People's Republic of China 100814
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  X   Form 40-F
                   ---           ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      No  X
             ---     ---

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under the cover of this Form 6-K in English a copy of the Registrant's press release dated as of December 30, 2002.

[GRAPHIC OMITTED] [GRAPHIC OMITTED]
CHALCO [LOGO]     ALUMINUM CORPORATION OF CHINA LIMITED [LOGO]


For Immediate Release                                         December 30, 2002

          Chalco Plans to Undertake Aluminum Project with Other Parties on a Cooperative Basis in Yichang City, Hubei Province

On December 29, 2002, a letter of intent in respect of a jointly-invested aluminum project in Yichang City, Hubei Province was signed by Chalco, Hong Kong Huazhong Aluminum Group Limited, Yichang City Yiling State-Owned Asset Management Corporation and China Yangtze River Three Gorges Engineering Development Head Corporation.

         The rich power resources in Yichang City of Hubei Province makes Yichang a suitable place for construction of aluminum project which is of high energy consumption. The joint venture project can take full advantage of the respective competitive edge of the parties and the resources in Yichang City, in a bid to set up a competitive aluminum joint venture company jointly operated by aluminum smelter and power plant which can be operated at low production costs with less investment and of environmental friendly nature.

It is agreed between the parties that Chalco will own a 51% equity interest in the joint venture. The joint venture company will undertake an aluminum project which will have an annual production capacity of 500,000 tonnes phase-by-phase, the construction scale of the first phase of which is preliminarily designed to be 250,000 tonnes of aluminum and matching carbon in terms of production capacity.

Currently, the feasibility study about the project is still in progress. When conditions are fulfilled, the parties will enter into a formal capital contribution agreement regarding the establishment of the joint venture company. The first phase of the aluminum project is expected to commence before 2004.

Chalco is the sole alumina producer and the largest producer of primary aluminum in China, and was ranked 2nd in terms of alumina production volume in 2001 in the world.

                                     - End -


Released by      :  Aluminum Corporation of China Limited
                    Secretary to the Board



                      100814              12b Fuxing Road, Beijing 100814, China
                      (+8610) 6396 7331   Tel:  (+8610) 6396 7331
                      (+8610) 6396 3874   Fax:  (+8610) 6396 3874
                      dmj@chalco.com.cn   E-mail:  dmj@chalco.com.cn

[GRAPHIC OMITTED] [GRAPHIC OMITTED]
CHALCO [LOGO]     ALUMINUM CORPORATION OF CHINA LIMITED [LOGO]



Forward Looking Statement

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown risks and uncertainties that may cause actual results, performance or achievements related to this proposed cooperative project to be different from those expressed or implied in the forward-looking statements.














                      100814              12b Fuxing Road, Beijing 100814, China
                      (+8610) 6396 7331   Tel:  (+8610) 6396 7331
                      (+8610) 6396 3874   Fax:  (+8610) 6396 3874
                      dmj@chalco.com.cn   E-mail:  dmj@chalco.com.cn

[GRAPHIC OMITTED] [GRAPHIC OMITTED]
CHALCO [LOGO]     ALUMINUM CORPORATION OF CHINA LIMITED [LOGO]

                                    SIGNATURE




         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ALUMINUM CORPORATION OF CHINA LIMITED



                                          By:  /s/ Xiong Weiping
                                               --------------------------------
                                               Name:  Xiong Weiping
                                               Title: Executive Director




Dated: January 3, 2003





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